

07004734

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Gravitas, LLC, dba
W. Quillen Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 East 57th Street, 10th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Whitney Quillen — **212-223-0188**
(Area Code — Telephone No.)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
151

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Whitney Quillen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **W. Quillen Securities** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Q PROPERTIES, L.P.

2/28/07

Whitney Quillen — Date

President

Title

Notary Public

My Commission Expires September 10, 2007



This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. QUILLEN SECURITIES

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006

W. QUILLEN SECURITIES

INDEX

FARKOUH • FURMAN & FACCIO LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
W. QUILLEN SECURITIES:

We have audited the accompanying statement of financial condition of W. QUILLEN SECURITIES as of December 31, 2006 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

FF
&F

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. Quillen Securities as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 2, 2007

460 PARK AVENUE, NEW YORK, NY 10022 • T 212 245-5900 • F 212 586-3240 • W www.fffcpa.com

W. QUILLEN SECURITIES

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2006

ASSETS

Cash	$	8,542
Due from clearing firm		30,417
Deposit held by clearing firms		265,022
Marketable securities, at market value		12,000
Accounts receivable		80,155
Taxes receivable		4,682
Prepaid expenses and other assets		7,292
Furniture, equipment and leasehold improvements (less depreciation of $60,627)		185,955
Security deposit		15,000
	$	609,065

LIABILITIES

Accounts payable and accrued expenses	$	204,533
Member loan payable		144,623
		349,156

MEMBER'S EQUITY

Retained earnings		267,154
Unrealized (loss) on securities		(7,245)
Total member's equity (statement attached)		259,909
	$	609,065

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions		$ 1,020,243
Advisory services		175,124
Private placement fee income		20,071
Capital introduction fee		68,519
Interest		13,424
Other income		2,085
		1,299,466
Expenses:		
Employee compensation and benefits	$ 577,600	
Commission expense	191,629	
Clearance	107,273	
Trading systems	64,107	
Rent	180,000	
Travel and entertainment	38,142	
Professional fees	54,113	
Research	111,825	
Office expense	42,726	
Regulatory fees	7,118	
Charitable contributions	3,100	
Postage and delivery	910	
Depreciation	26,637	1,405,180
NET (LOSS) (TO STATEMENT OF CHANGES IN MEMBER'S EQUITY)		$ (105,714)

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	RETAINED EARNINGS	UNREALIZED (LOSS) ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2006	$ 290,868		$ 290,868
Member contributions	82,000		82,000
COMPREHENSIVE INCOME:			
Net (loss) (statement attached)	(105,714)		(105,714)
Unrealized (loss) on securities arising during the period		$ (7,245)	(7,245)
BALANCE AT DECEMBER 31, 2006 (TO STATEMENT OF FINANCIAL CONDITION)	$ 267,154	$ (7,245)	$ 259,909

The notes to financial statements are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net (loss)		$ (105,714)
Adjustments to reconcile net (loss) to net cash (used) for operating activities:		
Depreciation	$ 26,637	
(Increase) in due from clearing firm	(28,761)	
Decrease in deposit held by clearing firms	11,614	
(Increase) in accounts receivable	(80,155)	
(Increase) in taxes receivable	(1,082)	
(Increase) in prepaid expenses and other assets	(6,292)	
Decrease in security deposit	14,000	
Increase in accounts payable and accrued expenses	74,668	10,629
Net cash (used) for operating activities		(95,085)
Cash flows from investing activities:		
Purchase of marketable securities		(19,245)
Purchase of furniture and equipment		(11,399)
Net cash (used) for investing activities		(30,644)
Cash flows from financing activities:		
Proceeds from member loan payable		51,500
Member contributions		82,000
Net cash provided by financing activities		133,500
INCREASE IN CASH AND CASH EQUIVALENTS		7,771
Cash and cash equivalents - January 1, 2006		771
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2006		$ 8,542

The notes to financial statements are made a part hereof.

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2006

ORGANIZATION AND NATURE OF BUSINESS:

W. QUILLEN SECURITIES (the "Company") is a New York Limited Liability Company formed on December 12, 2001. Effective July 25, 2002, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's revenue is derived principally from commissions received on security trades executed for customers and fees earned from private placements of equity securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

REVENUE RECOGNITION - Commission revenue and related expenses are recorded on a trade date basis which is the date the transaction is executed.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over estimated useful lives of 5 to 10 years.

INCOME TAXES - The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and pays all Federal and state taxes associated with the operation of the Company. However, the Company conducts activities in New York City which imposes an unincorporated business tax on net income.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2006 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2006, all the investments in securities, money market fund and amounts due from clearing broker reflected in the statement of financial condition are positions with and amounts due from one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements at December 31, 2006 are as follows:

Office furniture	$	25,368
Office equipment		21,618
Leasehold improvements		199,596
		246,582
Less depreciation		(60,627)
Total	$	185,955

W. QUILLEN SECURITIES

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2006

NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and further requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 the Company had net capital of $44,085 which was $20,808 in excess of its required net capital of $23,277. The Company's net capital ratio was 7.920 to 1.

COMMITMENT AND RELATED PARTY TRANSACTIONS:

The Company sub-leases office space from an entity in which the member of the Company is a partner. The lease term is a 6-month automatic renewal lease. Rent expense for the year ended December 31, 2006 was $180,000 and the Company maintained a security deposit of $15,000 with the lessor.

CONCENTRATION OF RISK:

During 2006, the Company maintained cash balances in excess of the FDIC insurance limit of $100,000.

MEMBER'S FUNDING REQUIREMENTS:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company incurred a net (loss) of ($105,714) during the year ended December 31, 2006. The Company relies on its Member to meet its cash flow requirements. The Member has informed the Company that it will continue to fund the Company to meet its cash flow requirements.

W. QUILLEN SECURITIES

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2006

Total member's equity		$ 259,909
Deductions for non-allowable assets:		
Taxes receivable	$ 4,682	
Prepaid expenses and other assets	7,292	
Furniture, equipment and leasehold improvements, net	185,955	
Security deposits	15,000	212,929
Net capital before haircuts		46,980
Haircuts:		
Trading securities	(1,800)	
Undue concentration	(1,095)	(2,895)
NET CAPITAL		44,085
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater		23,277
EXCESS NET CAPITAL		$ 20,808
Aggregate indebtedness		$ 349,156
Ratio of aggregate indebtedness to net capital		7.920

Reconciliation of net capital per original focus report to net capital:

Net capital as reported in the Company's computation in Part IIA of Form X-17-5, as of December 31, 2006 (unaudited)	$ 38,108
Audit adjustments	5,977
Net capital per above	$ 44,085

See the accompanying Independent Auditor's Report.

FARKOUH • FURMAN & FACCIO LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC Rule 17a-5

To the Member of W. QUILLEN SECURITIES:

In planning and performing our audit of the financial statements and supplementary information of W. QUILLEN SECURITIES (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.



Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

460 PARK AVENUE, NEW YORK, NY 10022 • T 212 245-5900 • F 212 586-3240 • W www.fffcpa.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 2, 2007

END